 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

T2 Biosystems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89853L302
(CUSIP Number)

October 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89853L302

1	NAME OF REPORTING PERSON

JACOB SAFIER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,000,000
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

IN

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CUSIP No. 89853L302

1	NAME OF REPORTING PERSON

JSAF HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,000,000
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

OO

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CUSIP No. 89853L302

Item 1(a).	Name of Issuer:

T2 Biosystems, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

101 Hartwell Ave.

Lexington, MA 02421

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Item 2(c).	Citizenship:

JSAF Holdings, LLC (“JSAF”)
c/o The Wolfson Group
One State Street Plaza, 29th Floor
New York, NY 10004
Citizenship: United States

Jacob Safier
c/o The Wolfson Group
One State Street Plaza, 29th Floor
New York, NY 10004
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

89853L302

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CUSIP No. 89853L302

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof:

JSAF beneficially owns 1,000,000 Shares.

Jacob Safier, as the portfolio manager of the T2 Biosystems, Inc. investment by JSAF, may be deemed to beneficially own the Shares owned by JSAF and, therefore, may be deemed to beneficially own 1,000,000 Shares.

(b)	Percent of class:

As of the date hereof, JSAF beneficially owned and Jacob Safier may be deemed to beneficially own 5.7% (based upon 17,479,954 Shares outstanding, which is the number of Shares reported as outstanding in the Issuer’s Quarterly Statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024).

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CUSIP No. 89853L302

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,000,000 Shares.

(ii)	Shared power to vote or to direct the vote:

0 Shares.

(iii)	Sole power to dispose or to direct the disposition of:

1,000,000 Shares

(iv)	Shared power to dispose or to direct the disposition of:

0 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 89853L302

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

JSAF Holdings, LLC

By:	/s/ Jacob Safier
	Name:	Jacob Safier
	Title:	Manager

/s/ Jacob Safier
Jacob Safier

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